Mail Stop 3561

							November 8, 2005


August DeLuca
Chief Financial Officer
Tag-It Pacific, Inc.
21900 Burbank Blvd., Suite 270
Woodland Hills, CA  91367

	RE:	Tag-It Pacific, Inc.
		Item 4.01 Form 8-K filed November 7, 2005
		Form 10-K for the Year Ended December 31, 2004
		Forms 10-Q for the Quarters Ended March 31, 2005 and
June
30, 2005
		File No. 1-13669

Dear Mr. DeLuca:

          We have reviewed your filings and have the following comments. We have limited our review of your Form 10-K and Forms 10-
Q to the matters mentioned in this letter. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Form 8-K
1. We note that your auditors will resign at a future date.
Please
file an amendment to this Form 8-K when BDO has completed all work as your principal accountant. We would expect you to disclose that there were no disagreements through November 1, 2005, and that there are still no disagreements through BDO`s last day as your principal accountant, if true. Your existing disclosure in the second paragraph simply says that there were no disagreements in the subsequent interim period. We believe you should revise that disclosure to define when that subsequent interim period ends. Please revise as necessary.

August DeLuca
Tag-It Pacific, Inc.
November 8, 2005
Page 2


2. We note that you have not yet selected new auditors. Please file a new Item 4.01 Form 8-K when you engage new auditors.
3. Supplementally, please provide us with any letter or written communication to and from BDO regarding the significant deficiencies that constituted a material weakness as disclosed in the filing. If they did not advise you of the deficiencies in writing, please tell us how this information was communicated to you.
4. To the extent not already disclosed in your Form 8-K and Form
10-
K, please tell us in reasonable detail, the nature of each material weakness and the amounts involved, if any. Also, tell us:

* in what period each material weakness and accounting error or misapplication of GAAP occurred;
* the amount of any accounting error or misapplication of GAAP;
* the reason(s) for each error or misapplication of accounting;
* whether or not you intend to restate any prior period for any adjustments. If not, tell us why not; and
* in detail, all the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct each concern.
5. Please provide us with a schedule of your 2004 fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to a prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

 Form 10-K
6. We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective "with the exceptions noted above." It is not appropriate to indicate your disclosure controls and procedures are effective subject to certain limitations. Please amend your Form 10-K to delete the qualification with respect to your disclosure controls and procedures and clearly state whether or not they are effective. Also, if applicable, disclose the reasons why the disclosure controls and procedures are ineffective.


August DeLuca
Tag-It Pacific, Inc.
November 8, 2005
Page 3


Forms 10-Q
7. Your Forms 10-Q for both the first and second quarters of 2005 report that there were no material changes in your internal controls over financial reporting. Please tell us why you believe this is appropriate in view of the material weaknesses disclosed and the changes in management`s evaluation of your disclosure controls and procedures between December 31, 2004 and each quarter end in 2005.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

            As appropriate, please amend your filings and respond to these comments within five business days or tell us when you will respond. Please file your response to these comments as an EDGAR correspondence file.

	If you have any questions, please call Robert Burnett at
(202)
551-3330, or in his absence, you may call me at (202) 551-3843.

							Sincerely,


							George Ohsiek
						            Branch Chief
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